Exhibit 3.16

ANGIOTECH INVESTMENT PARTNERSHIP

PARTNERSHIP AGREEMENT

OCTOBER 28, 2004

Angiotech Pharmaceuticals, Inc.

-and-

3091796 Nova Scotia Company

7.4	No Allocation on Transfer	11
7.5	Reserves and Distribution	11
7.6	Adjustments	12
7.7	Adjustment Lien	12
7 8	Return of Capital Account	12
7.9	Clearance Certificates	12
ARTICLE 8 - MANAGEMENT OF THE PARTNERSHIP BUSINESS		12
8.1	Management of the Partnership	12
8.2	Duties and Powers of Partners	13
8.3	Indemnification of Partners	13
8.4	Confidentiality of Information	13
8.5	Compensation and Reimbursement	13
ARTICLE 9 - STATUS OF PARTNERS		14
9.1	Liability of Partners	14
9.2	Representations, Warranties and Covenants of the Partners	14
9.3	Bankruptcy of Partner	14
9.4	Default	14
ARTICLE 10 - MEETINGS		16
10.1	General Meetings	16
10.2	Special Meeting	16
10.3	Notice of Meeting	16
10.4	Quorum	16
10.5	Votes	16
10.6	Proxies	16
10.7	Validity of Proxies	17
10.8	Solicitation of Proxies	17
10.9	Minutes	17
10.10	Conduct of Meeting	17
10.11	Resolutions Binding	17
ARTICLE 11 - ACCOUNTING AND FINANCIAL INFORMATION		18
11.1	Books of Account	18
11.2	Financial Information	18
11.3	Tax Reporting Information	18
ARTICLE 12 - DISSOLUTION AND LIQUIDATION		18
12.1	Dissolution	18
12.2	Continuity	18
12.3	Receiver	19
12.4	Distribution on Liquidation	19
12.5	Statement	19
12.6	Cash Distribution	20
12.7	Termination	20
ARTICLE 13 - AMENDMENT		20
13.1	Amendments to Partnership Agreement	20
13.2	Prohibited Amendments	20

ii

ARTICLE 14 - MISCELLANEOUS		20
14.1	Notices	20
14.2	Provisions Severable	20
14.3	Time	21
14.4	Governing Law	21
14.5	Further Assurances	21
14.6	Rights and Remedies	21
14.7	Successors and Assigns	21
ARTICLE 15 - EXECUTION		22
15.1	Execution	22
Schedule A - List of Capital Contributions		23
Schedule B - Unit Certificate		24

iii

ANGIOTECH INVESTMENT PARTNERSHIP

THIS PARTNERSHIP AGREEMENT dated for reference October 28, 2004,

BETWEEN:

ANGIOTECH PHARMACEUTICALS, INC., with an office at 1618 Station Street, Vancouver, BC, V6A 1B6

(“Angiotech”)

AND:

3091796 NOVA SCOTIA COMPANY, with an office at 1618 Station Street, Vancouver, BC, V6A 1B6

(“NSCo”)

WHEREAS:

A.	Angiotech and NSCo (the “Partners”) wish to form a partnership for the purpose of carrying on in common through the Angiotech Investment Partnership the business relating to (i) the owning directly and indirectly and actively managing certain present non-Canadian Affiliates and future corporate acquisitions with a view to profit, (ii) investing and managing a portfolio of cash, short-term and long-term investments to facilitate the acquisition of new Affiliates, (iii) the owning and leasing of assets, and (iv) carrying on all incidental activities relating thereto; and

B.	The Partners desire to provide for the manner in which the management of the business and affairs of the Partnership shall be conducted;

NOW THEREFORE THIS AGREEMENT WITNESSES that for good and valuable consideration (the receipt and sufficiency of which is hereby acknowledged), the Partners mutually covenant and agree as follows:

ARTICLE 1

INTERPRETATION

1.1	Definitions

In this Agreement, unless the context otherwise requires, the following words or expressions shall have the following meanings:

(a)	“Affiliate” means

(I)	any Person directly or indirectly controlling, controlled by or under common control with that Person,

(II)	any Person holding or controlling 10 per cent or more of the outstanding voting shares of that Person,

(III)	an officer, director or partner of that Person;

(b)	“Auditor” means an accountant who is a member, or a partnership whose partners are members in good standing of the Canadian Institute of Chartered Accountants and that is appointed by the Partners as Auditor or as accountant for the Partnership, and shall be initially Ernst & Young LLP;

(c)	“Capital Account” means the capital account established and maintained by the Partners pursuant to Section 6.1;

(d)	“Capital Contribution” means the dollar value contributed in cash or kind by a Partner to the Partnership for such Partner’s Partnership Interest less the fair market value of any consideration received by the Partner from the Partnership in respect of the contribution during the term of the Partnership, as initially set out in Schedule “A” and as may be modified from time to time under the terms of this Agreement. In the case of a contribution in kind it shall be the fair market value of such contribution minus any liabilities assumed by the Partnership in respect of the contribution;

(e)	“Certificate” means the Certificate filed under the Partnership Act to establish the Partnership as a partnership within the meaning of the Partnership Act;

(f)	“Defaulting Partner” means any Partner that shall default at any time in its obligations pursuant to this Agreement;

(g)	“Fiscal Period” means the fiscal period of the Partnership which will normally be 12 months in length;

(h)	“Income” in respect of any period, means the net income of the Partnership in respect of the period as determined in accordance with generally accepted accounting principles consistently applied as practiced in the Province of British Columbia;

(i)	“Income Tax Act” means the Income Tax Act of Canada, R.S.C. 1985, c. 1 (5th Supplement) and amendments thereto;

(j)	“Loss” in respect of any period, means the net loss of the Partnership in respect of the period as determined in accordance with generally accepted accounting principles consistently applied as practiced in the Province of British Columbia;

(k)	“Operating Expenses” means all Organizational Expenses and expenses properly incurred by or on behalf of the Partnership in connection with regular operation of its business and the administration of the Partnership (including the dissolution of the Partnership) including without limitation those incurred in respect of:

(I)	office and inventory expenses;

(II)	legal and accounting and other professional fees;

(III)	employee salaries and benefits;

(IV)	third party expenses incurred for the purpose of acquiring or disposing of Property or protecting or maximizing the value of Partnership Property;

(V)	consulting expenses associated with a specific technical or market analysis of a prospective or current investment;

(VI)	insurance expenses incurred for the benefit of protecting the Property and any individual participating as a director, officer, partner, trustee or similar position of an investment on behalf of the Partnership;

(VII)	taxes and permit and licence fees imposed on the Partnership;

(VIII)	interest expense and other carrying charges on all debts of the Partnership;

(IX)	valuation fees; and

(X)	audit fees;

(l)	“Organizational Expenses” means all expenses (including, without limitation, general administration, travel, printing, legal and accounting fees and expenses) incurred by the Partnership and any Partner in organizing the Partnership;

(m)	“Partner” means a Person that is admitted to the Partnership or that is a successor to any Partner;

(n)	“Partnership” means the Angiotech Investment Partnership formed under the terms of this Agreement;

(o)	“Partnership Act” means the Partnership Act (British Columbia) R.S.B.C. 1996 c. 348 as amended from time to time;

(p)	“Person” means an individual, corporation, body corporate, partnership, joint venture, association, trust or unincorporated organization or any trustee, executor, administrator or other legal representative;

(q)	“Prime Rate” means the floating annual rate of interest that is declared to the Partnership from time to time by the main branch of the Royal Bank of Canada in Vancouver, British Columbia, to be the prime rate of interest charged by that bank for Canadian dollar loans in Canada, payable on demand;

(r)	“Property” means all the property, assets and undertaking of the Partnership;

(s)	“Resolution” means a unanimous resolution by the Partners either by votes cast or a written resolution signed in one or more counterparts;

(t)	“Taxable Income” or “Tax Loss” in respect of any Fiscal Period means, respectively, the amount of income or loss of the Partnership for the period in accordance with the Income Tax Act (including the amounts of taxable gain or allowable capital loss from the disposition of any capital property of the Partnership);

(u)	“Unit” means the interest of a Partner in the Partnership as set out in Article 5 hereof; and

(v)	“Unit Certificate” means a certificate in the form set out in Schedule “B” in evidence of the Unit or Units held by a Partner.

1.2	Headings

The headings used throughout this Agreement are solely for convenience of the parties and are not to be used as an aid in the interpretation of this Agreement.

1.3	Gender

The necessary grammatical changes required to enable the terms of this Agreement to apply in the plural sense and to corporations, associations, partnerships, or individuals or to males or females are assumed throughout as though fully expressed.

1.4	Interpretation

For all purposes of this Agreement, except as otherwise expressly provided or unless the context otherwise requires:

(a)	“this Agreement” means the Angiotech Investment Partnership Agreement as it may from time to time be supplemented or amended by one or more agreements entered into pursuant to the applicable provisions hereof;

(b)	all references in this Agreement to designated “Articles”, “Sections”, “Paragraphs” and other subdivisions are to the designated Articles, Sections, Paragraphs and other subdivisions of this Agreement;

(c)	the words “herein”, “hereof” and “hereunder” and other words of similar import refer to this Agreement as a whole and not to any particular Article, Section, Paragraph or other subdivision;

(d)	the word “including”, when following any general statement, term or matter, shall not be construed to limit such general statement, term or matter to the specific items or matters set forth immediately following such word or to similar items or matters, whether or not non-limiting language, such as “without limitation” or “but not limited to” or words of similar import, are used with reference thereto but rather shall be deemed to refer to all other items or matters that could reasonably fall within the broadest possible scope of such general statement, term or matter;

(e)	all accounting terms not otherwise defined herein have the meanings commonly understood to apply to them under generally accepted accounting principles;

(f)	all references to currency herein are deemed to mean Canadian currency;

(g)

any reference to a statute shall include and shall be deemed to be a reference to such statute and to the regulations made pursuant thereto, with all amendments made thereto and in force from time to time, and to any statute or regulation that may be passed which has the effect of supplementing or superseding the statute so referred to or the regulations made pursuant thereto;

(h)	any reference to an entity shall include and shall be deemed to be a reference to any entity that is a successor to such entity.

1.5	Schedules

The following are Schedules to this Agreement:

Schedule “A” -	List of Capital Contributions

Schedule “B” -	Form of Unit Certificate

ARTICLE 2

THE PARTNERSHIP

2.1	Formation of Partnership

The Partners hereby create, establish and form a partnership in accordance with and subject to the provisions of the Partnership Act.

2.2	Number of Partners

The Partnership shall have two or more Partners. Without dissolving or determining the Partnership, additional Partners may be admitted to the Partnership on the terms and conditions contained herein.

2.3	Rights and Liabilities

The rights and liabilities of the Partners are as provided in the Partnership Act except as otherwise expressly set out in this Agreement.

2.4	Filing of Certificate

The Partners shall execute all certificates and other documents as are required to duly register the Partnership as a general partnership with the rights described in Part 2 of the Partnership Act. From time to time, each additional Partner shall immediately execute all certificates and other documents consistent with the terms of this Agreement necessary for the Partnership to accomplish all filing, recording, publishing and other acts as may be appropriate to comply with all requirements for the operation of the Partnership as a partnership in British Columbia.

2.5	Term of Partnership

The term of the Partnership commenced on October 26, 2004 and shall continue until the dissolution and termination of the Partnership, being the earliest of:

(a)	the date on which the Partnership is dissolved in accordance with the terms of this Agreement, including without limitation Section 12.1; or

(b)	the date on which the Partnership is dissolved by operation of law or by judicial decree.

2.6	Fiscal Year

The fiscal year end of the Partnership for financial statement and tax purposes shall be September 30, and shall thereafter continue to be such date unless and until changed in accordance with this Agreement.

ARTICLE 3

NAME, OFFICE AND ADDRESSES

3.1	Name

The name of the Partnership is “Angiotech Investment Partnership” or such other name as may from time to time the Partnership by Resolution may adopt.

3.2	Registered Address

The registered address of the Partnership shall be Suite 2620, 1055 West Georgia Street, Vancouver, British Columbia, V6E 3R5 and the Partnership may maintain other offices and places of business as the Partnership by a Resolution may from time to time determine.

3.3	Address of Partners

The address of the Partners shall be those set forth above or as subsequently amended by written notice to the Partnership.

ARTICLE 4

BUSINESS OF THE PARTNERSHIP

4.1	Purpose and Business

The purpose and business of the Partnership shall be:

(a)	to own directly and indirectly and actively manage certain present non-Canadian Affiliates with a view to profit;

(b)	to seek, investigate and acquire new investments directly or indirectly with a view to profit.

(c)	to invest and manage a portfolio of cash, short-term and long-term investments to facilitate the acquisition of new Affiliates;

(d)	to own and lease assets; and

(e)	to carry on all incidental activities relating thereto.

4.2	Powers

Unless specified in this Agreement, the Partnership shall have the power without limitation to do any and every act and thing necessary, proper, convenient or incidental to the accomplishment of its purposes and business, including, without limitation, all powers set forth in Article 8.

4.3	Qualification to do Business

The Partners shall cause the Partnership to qualify to do business and be registered as a general partnership in the Province of British Columbia and in such other jurisdictions as shall be required to carry out the purposes and business of the Partnership.

4.4	Right to Compete and Co-Invest

A Partner, without the consent of the other Partners, may engage in or hold an interest in any other business, venture, investment or activity whether or not similar to or competitive with the business of the Partnership and shall not account for and pay over to the Partnership any profits made by the Partner in that competing business. If the Partnership is not able to or does not wish to have the Partnership subscribe for or otherwise acquire all of the investment or other rights available to the Partnership, any Partner or its Affiliates may co-invest in such investment or rights. Notwithstanding the foregoing, no competition nor co-investment by a Partner or its Affiliate will be permitted if such purchase:

(a)	would violate any applicable securities laws;

(b)	would result in the Partnership being treated as an association taxable as a corporation (or in any manner less advantageous for the Partners than as a partnership) for United States or Canadian federal income tax or withholding tax purposes; or

(c)	would affect the Partnership’s existence or qualification as a general partnership under any applicable law.

ARTICLE 5

CAPITAL AND UNITS

5.1	The Units

The capital of the Partnership is divided into an unlimited number of Units. All issued Units shall, unless otherwise expressly provided in this Agreement, have the same rights and obligations, including:

(a)	the right to vote to the extent permitted by this Agreement; and

(b)	the right to allocations of Income or Loss and to cash distributions from the Partnership as provided in this Agreement.

For greater certainty the interests of all Partners are described by reference to Units of the Partnership that are identical in all respects.

5.2	Acquisition of Units

As set out in Schedule “A”, the initial Capital Contribution of Angiotech shall represent 99% of the total Capital Contributions and the initial Capital Contribution of NSCo shall represent 1% of the total Capital Contributions. Angiotech shall be issued 990,000 Units and NSCo 10,000 Units in consideration of their respective Capital Contributions. Under a purchase and sale agreement dated October 28, 2004 and anticipated agreements between Angiotech and the Partnership, the value of Capital Contributions by Angiotech may be adjusted upward and downward by those parties. If such adjustments occur, Angiotech may be issued more Units or may sell back to the Partnership Units previously issued to it, without further consideration, as applicable. If such an adjustment occurs in Angiotech’s Capital Contribution, a proportionate adjustment will be made to the Capital Contribution of NSCo and the Partnership will either return capital advanced by NSCo to the Partnership in excess of its adjusted Capital Contribution amount or NSCo shall advance additional cash payments to equal the increase in the adjusted NSCo Capital Contribution. Subject to Paragraph 9.4 (b) or unless otherwise determined by the Partnership by Resolution, thereafter each Partner shall make Capital Contributions and receive Units on the same proportionate basis within 10 business days of receiving written notice from the Partnership for the purposes of funding:

(a)	the acquisition of Property and cash investments and generally fulfilling the purposes of the Partnership as determined by the Partnership;

(b)	Organizing Expenses and Operating Expenses;

(c)	Losses; and

(d)	any net liabilities of the Partnership.

5.3	Additional Partner

The Partnership by Resolution shall approve or disapprove the issuance of Units to an additional Partner into the Partnership from time to time on such terms as set out in the Resolution. Each Partner shall cause the Partnership to make such filing, recording, and publishing and do such other acts as may be appropriate to comply with all requirements of the Partnership Act in respect of the admissions of Partners and all Partners shall do all acts necessary to further the admission of any additional Partner.

5.4	Transfer of Partner Units

(a)	A Partner may not sell, assign, transfer, pledge, mortgage or otherwise dispose of all or any of its Units in the Partnership (including any transfer or assignment of all or a part of its Units to a person who becomes an assignee of a beneficial interest in Partnership profits, losses and distributions), except to an Affiliate of such Partner which is not a non-resident of Canada, a partnership or a “financial institution” for the purposes of Section 142.2 of the Income Tax Act, unless the Partnership has consented to such transfer or assignment in writing;

(b)	Notwithstanding the other provisions of this Section 5.4, no transfer of any Unit of a Partner will be made (and no proposed transfer will be deemed effective for any purpose or vest any rights in the proposed transferee) if such transfer:

(I)	would violate any applicable securities law;

(II)	would result in the Partnership being treated as an association taxable as a corporation (or in any manner less advantageous for the Partners than as a partnership) for United States or Canadian federal income tax or withholding tax purposes;

(III)	would affect the Partnership’s existence or qualification as a general partnership under any applicable law; or

(IV)	would result in adverse tax or financial consequences to the Partnership or other Partners including any transfer, which would result in the Partnership being subject to additional withholding tax obligations.

5.5	No Withdrawal or Loans, No Action for Partition

Subject to the provisions of Section 5.4 and Paragraph 9.4 (b), no Partner may withdraw as a Partner of the Partnership or demand redemption of its Units, nor shall any Partner be required to withdraw from the Partnership, nor may a Partner borrow or withdraw any portion of its Capital Account from the Partnership or pledge its Units. No Partner shall be entitled to bring an action for partition or sale of any of the Property.

5.6	Register

The Partnership shall:

(a)	maintain a registered office for the Partnership;

(b)	maintain at the registered office a register of Partners to record the names and addresses of the Partners and the number and particulars of the Units issued to it;

(c)	maintain such other records as may be required by law;

(d)	make on behalf of the Partnership all recordings or filings with any governmental authority that are required to be made by the Partnership; and

(e)	keep a copy of the Certificate and a copy of this Agreement at the registered office.

The Partnership shall be authorized to make such reasonable rules and regulations as it may consider necessary or desirable in connection with the services to be performed.

5.7	Inspection of Register

Any Partner, or an agent of a Partner duly authorized in writing, shall have the right to inspect and take extracts from the register of Partners during normal business hours to obtain a copy of the register of Partners not more than 10 days after the date of filing of its written request therefor with the Partnership at the Partnership’s registered address.

5.8	Non-Recognition of Trust Arrangements

The Partnership shall not be obliged to recognize, acknowledge or account to any trust arrangement, charge, pledge, or equity with respect to any Partner’s Units and shall not recognize any Person as having any such interest except for the Person recorded on the register of Partners as the holder of such Units. The receipt of the Person recorded on the register of Partners shall be a sufficient discharge for all amounts paid in respect of such Units and from all liability therefor.

5.9	Unit Certificate

Upon acceptance by the Partnership of a subscription for a whole Unit or any integral multiple thereof and payment of the subscription price for such Unit, the Partnership shall deliver to such subscriber a Unit Certificate specifying the number of Units held by such subscriber. The Partnership shall enter the subscriber on the Register as a Partner and on the Certificate as a Partner. Every Unit Certificate shall be signed manually by at least one representative of the Partnership.

5.10	Lost Unit Certificate

If a Unit Certificate has been defaced, lost, destroyed, or wrongly taken, the Partnership shall cause a new Unit Certificate to be issued therefor upon the Partner in whose name the Unit Certificate is recorded filing with the Partnership proof of loss and indemnity bond in form and in an amount sufficient to indemnify and hold harmless the Partnership from any costs, damages, liabilities or expenses incurred as a result of issuing such new Unit Certificate and satisfies such other reasonable requirements as are imposed by the Partnership.

ARTICLE 6

PARTNERSHIP ACCOUNTS

6.1	Capital Accounts

The Partnership shall establish and maintain a Capital Account on the books of the Partnership for each Partner to which will be credited the Capital Contributions by such Partner and all Income and all other amounts to which the Partner is entitled (which shall not include the Capital Contributions) and to which Losses and all distributions to such Partner will be debited, subject to such adjustments as required under this Agreement.

6.2	No Interest on Capital Account

No Partner is entitled to receive interest on the amount of its Capital Contribution or the amount reflected in its Capital Account.

6.3	No Right of Withdrawal

No Partner shall have any right to withdraw or make a demand for withdrawal of any part of its Capital Account or receive any other distribution from the Partnership except as expressly provided for in this Agreement and unless such withdrawal satisfies the requirements of the Partnership Act.

6.4	Negative Balance in Capital Account

The interest of a Partner in the Partnership will not terminate by reason of a negative balance in its Capital Account.

ARTICLE 7

PARTICIPATION IN PROFITS AND LOSSES

7.1	Allocation to Partners

Except as specifically provided otherwise in this Agreement, where any amount is, pursuant to any provision of this Agreement, allocated or distributed among Partners, including the allocation of Income, Losses, Taxable Income and Tax Losses, such amount shall be allocated at least once in each Fiscal Period among the Partners in proportion to their respective number of Units unless otherwise determined by Resolution.

7.2	Distributions

The Partnership shall distribute to the Partners Income, capital, and other amounts determined by the Partnership at such time as determined by the Partnership.

7.3	Repayment of Excess Distribution

If, as determined by the Partnership, any Partner has received a distribution from the Partnership which exceeds the entitlement of such Partner, such Partner shall forthwith repay to the Partnership the amount thereof upon receipt of notice to such effect from the Partnership and if such amount has not been repaid the Partnership may, in addition to any other remedies it may have, deduct such amount from any subsequent distribution to such Partner.

7.4	No Allocation on Transfer

If at any time during the fiscal year of the Partnership, a Partner shall assign or transfer its Units, no share of Income or Loss or other distribution of the Partnership relating to the fiscal year during which such assignment or transfer takes place shall be allocated to such Partner’s Capital Account as at the date of sale or transfer. All such amounts shall be credited to the Capital Accounts of the Partners in accordance with those Partners that were parties to this Agreement at the end of such fiscal year.

7.5	Reserves and Distribution

The Partnership shall regularly determine the amount of the Income available for distribution to the Partners and in making such determination shall reserve such funds as, in the opinion of the Partnership, are required to meet the obligations of the Partnership. Surplus cash that the Partnership from time to time determines is available for distribution to the Partners shall be so distributed to the extent permitted by law. Any such distribution shall be made to each Partner in accordance with its number of Units held provided and the Partnership shall adjust the Capital Accounts of the Partners accordingly upon making such distribution.

7.6	Adjustments

If the Auditors of the Partnership determine that the share of a Partner in the Income or Loss of the Partnership differs from its share of the Income or Loss as determined by the Partnership then the determination of the Auditor shall be deemed to be correct and binding upon the Partnership and the Partnership will cause the necessary adjustments to be made by payment to the Partner or by payment from the Partner as the case may be.

7.7	Adjustment Lien

If as a result of an adjustment pursuant to Section 7.6, a Partner is required to make payment to the Partnership, then that Partner hereby grants a lien in favour of the Partnership equal to the amount owed by the Partner and will pay interest on that amount at the Prime Rate plus 2 per cent compounded semi-annually calculated from the date of notice of adjustment given under this Paragraph until the adjustment sum is fully paid. The Partnership will, within 7 days after receipt of the determination of the Auditor of the Partnership, notify in writing each Partner whose share of the profits is to be adjusted of the amount of the adjustment sum together with a cheque for that sum payable to that Partner or a request for payment in respect of the sum payable by a Partner.

7.8	Return of Capital Account

A Partner is only entitled to demand a return of its Capital Account upon the dissolution, winding-up or liquidation of the Partnership. Upon dissolution, winding-up or liquidation of the Partnership, the Partnership will, after making all payments due to creditors, return to each Partner from the Property of the Partnership on a proportionate basis the amount reflected in that Partner’s Capital Account, to the extent such an amount is available.

7.9	Clearance Certificates

In the event that any Partner is not a resident of Canada for purposes of the Income Tax Act at the time of disposition of Property and at the time of any distribution, the Partnership shall obtain for that Partner a clearance certificate issued pursuant to section 116 of the Income Tax Act, or an opinion of legal counsel acceptable to the Partnership that no section 116 clearance certificate is required in respect of such disposition or distribution.

ARTICLE 8

MANAGEMENT OF THE PARTNERSHIP BUSINESS

8.1	Management of the Partnership

(a)	Other than as set out in this Article 8, the Partnership shall not delegate to any Partner nor any other Person discretion in the management and control of the business of the Partnership and the Partnership shall make all decisions affecting the Partnership business by way of Resolution;

(b)	Angiotech shall be solely responsible for and have full, exclusive and complete discretion to make such determinations regarding the capital cost allowance and other discretionary tax deductions claimed by the Partnership in each taxation year, which will be binding upon all Partners;

(c)	NSCo shall be solely responsible for and have full, exclusive and complete discretion and authority to make such elections referred to in Subsection 96(3) of the Income Tax Act and other tax elections, including without limitation elections referred to in Subsections 97(2) and 98(3) on behalf of the Partnership and the Partners, as required, which will be binding upon all Partners; and

(d)	The Partnership may, by Resolution, delegate administrative and non-material management matters to one or more Partners or other Persons.

8.2	Duties and Powers of Partners

Each Partner, in discharging its exclusive responsibility set out in Paragraphs 8.1(b) and 8.1(c) shall contribute its services to the Partnership in good faith and in the best interests of the Partnership, and exercise the care, diligence and skill that a prudent investor would exercise under similar circumstances.

8.3	Indemnification of the Partners

Each Partner shall indemnify the Partnership and each other Partner, their respective officers, directors, employees or agents from and against losses, expenses, damages or injuries suffered or sustained by reason of acts, omissions or alleged acts or omissions arising out of the activities and omissions of such Partner on behalf of the Partnership.

8.4	Confidentiality of Information

Each Partner will maintain the confidentiality of technical, financial and other information and data which it may obtain through or on behalf of the Partnership, the disclosure of which may adversely affect the interests of the Partnership except to the extent that disclosure is required by law or is in the best interests of the Partnership and the Partners will utilize the information and data only for the business of the Partnership.

8.5	Compensation and Reimbursement

No Partner shall be entitled to any compensation for actions taken on behalf of the Partnership unless such action was taken due to the breach of this Agreement by another Partner. Every Partner shall be reimbursed by the Partnership for all Organizing Expenses and Operating Expenses actually incurred and paid by it in the performance of its duties hereunder in accordance with the terms hereof, including any tax payable.

ARTICLE 9

STATUS OF PARTNERS

9.1	Liability of Partners

Subject to the provisions of the Partnership Act and this Agreement, a Partner shall have unlimited liability for any and all of the debts and obligations of the Partnership or any and all of the losses thereof and such further claims, assessments or contributions required by the Partnership.

9.2	Representations, Warranties and Covenants of the Partners

Each Partner represents and warrants to and covenants with the Partnership and each other Partner that such Partner:

(a)	is a duly incorporated body corporate and that so long as it is a Partner of the Partnership it shall maintain its corporate existence;

(b)	has and shall continue to have the appropriate capacity to act as a Partner and to perform its obligations under this Agreement and that such obligations do not and shall not conflict with or constitute a default under its constating documents or any agreement by which it is bound;

(c)	shall act with the utmost fairness and good faith towards the other Partners in the business of the Partnership;

(d)	it is and shall continue to be a resident of Canada for the purposes of the Income Tax Act;

(e)	it is not and shall not become a “non-Canadian” within the meaning of the Investment Canada Act (Canada); and

(f)	it shall not assign its Units to any Person that is unable to make the representations and warranties provided in this Section 9.2

9.3	Bankruptcy of Partner

The Partnership shall not be dissolved by or upon the insolvency, bankruptcy, receivership, dissolution, liquidation or winding up of any Partner, and the legal representative of the Partner shall be entitled to and will assume all the rights and liabilities of the Partner in respect of the Partnership.

9.4	Default

(a)	Subject to Paragraph 9.4 (b), if any Partner (a “Defaulting Partner”) fails to make full payment of any portion of its Capital Contribution or any other payment required hereunder when due and such failure is not cured within 30 days after such payment is due, the other Partner or Partners (a “non-Defaulting Partner”) may undertake any one or more of the following steps:

(I)	A non-Defaulting Partner may assist the Defaulting Partner, but shall have no obligation, in finding a buyer for the Defaulting Partner’s Units;

(II)	The Partnership may pursue and enforce all rights and remedies the Partnership may have against such Defaulting Partner with respect thereto, including a lawsuit to collect the overdue amount, with interest calculated thereon at a rate equal to the Prime Rate plus six percentage points per annum (but not in excess of the highest rate per annum permitted by law);

(III)	A non-Defaulting Partner may offer to purchase the Defaulting Partner’s Units pro rata among the non-Defaulting Partners in accordance with their Capital Contributions on the terms set forth below. If any Partner does not elect to purchase all of the Units offered to it, such unpurchased Units shall be re-offered pro rata to the Partners who have purchased all of the Units offered to them until either all of such Units are acquired or no Partner wishes to make a further investment. At the closing of such purchase (on a date and at a place designated by the non-Defaulting Partner), each purchasing Partner shall, as payment in full for the Defaulting Partner’s Units being purchased:

(A)	deliver a non-interest bearing, non-recourse 10-year promissory note, secured only by the Defaulting Partner’s Units being purchased, payable to the Defaulting Partner in an amount equal to the portion of the Defaulting Partner’s Capital Account (not including any unrealized appreciation, but including all unrealized depreciation, in the Partnership’s assets as determined by the Partnership) being purchased by such Partner; and

(B)	assume the portion of the Defaulting Partner’s obligation to make both defaulted and future contributions that are commensurate with the portion of the Defaulting Partner’s Units being purchased by such Partner. The non-Defaulting Partner shall handle the mechanics of making the offers set forth herein and shall in its discretion set time limits for acceptance;

(IV)	If all of the Defaulting Partner’s Units are not purchased in the manner set forth in subparagraph (III) above, a non-Defaulting Partner in its sole discretion may offer the remaining Units to a third party or parties on the same terms as originally offered to the Partners pursuant to subparagraph (III) above (in which case such third party or parties shall, as a condition of purchasing such Units, become a party to this Agreement); and

(b)	The provisions of Paragraph 9.4(a) applicable to a Defaulting Partner and its Units in the Partnership shall not apply to a Partner which has, within 30 days after receipt by such Partner of the non-Defaulting Partner’s offer to purchase, delivered to the Partnership an opinion of counsel, reasonably acceptable in form and substance to the Partnership, to the effect that, as a result of a change in law occurring after the date of this Agreement, there is a material likelihood that the payment of any additional Capital Contribution by such Partner would be unlawful, in which event this Agreement shall be amended to reflect that the Capital Contribution of such Partner shall be reduced in amount to the extent necessary so that such Partner may comply with such laws as are applicable to it.

ARTICLE 10

MEETINGS

10.1	General Meetings

The Partnership shall hold a general meeting of the Partners from time to time for the purpose of reviewing the business of the Partnership. Meetings shall be held in the Province of British Columbia at the time and place designated in the notice of meeting. The meeting shall consider the business contained in the notice calling the meeting and such other business as Partners are entitled to consider as provided in Section 10.3.

10.2	Special Meeting

The Partnership shall, upon receipt of a request from Partners, convene a meeting of Partners. In the event that the Partnership shall fail to call such meeting within thirty (30) days after receipt of a written request to call such meeting any Partner may call such meeting. Every meeting shall be held at a reasonable time and place in the Province of British Columbia.

10.3	Notice of Meeting

Notice of any Partners meeting shall be given to each Partner by letter to the address set out above It shall not be necessary for such notice to set out the text of any resolution to be proposed or any of the provisions of this Article.

10.4	Quorum

A quorum at any meeting of the Partners shall consist of all the Partners present in person or by proxy.

10.5	Votes

Unanimous approval from each Partner is required for any Resolution and any action taken by the Partnership, except as provided for in Section 8.1. Only Partners of record or a Person appointed by proxy shall be entitled to vote.

10.6	Proxies

At any meeting of Partners, any Partner entitled to vote may vote by proxy in the following form, provided the proxy shall have been received by the Partnership at or prior to the meeting:

Instrument of Proxy

                                          hereby appoints                                                   of                                          in the Province of                                                  , as its proxyholder, with full power of substitution, to vote for it and on its behalf at the meeting of Partners to be held on the              day of                         ,             , and every adjournment thereof and every poll that may take place in consequence thereof.

DATED this              day of                                 ,             .

Any individual may be appointed a proxyholder and every instrument of proxy shall be considered valid unless challenged by a Partner or a holder of another proxy prior to or at the time of its exercise.

The Chair shall determine the validity of any challenged instrument of proxy.

10.7	Validity of Proxies

A vote cast in accordance with the terms of an instrument of proxy shall be valid notwithstanding the previous dissolution, winding-up, liquidation, bankruptcy or receivership of the Partner or revocation of the proxy or transfer of the Partner’s Units in respect of which the proxy was given, provided that no intimation in writing of such dissolution, winding-up, liquidation, bankruptcy or receivership, revocation or transfer shall have been received at the place of meeting prior to the time fixed for holding of the meeting.

10.8	Solicitation of Proxies

No Person that seeks to solicit proxies will be required to deliver or send an information circular or other material other than the notice of meeting to Partners whose proxy is being solicited. For the purposes of this Paragraph “solicit” and “solicitation” includes a request for a proxy whether or not accompanied by or included in a form of proxy and a form of proxy or other communication to a Partner under circumstances reasonably calculated to result in the procurement, withholding or revocation of a proxy.

10.9	Minutes

Minutes of the proceedings of every meeting of Partners shall be made and recorded by the Partnership. Minutes, when signed by the Chair of the meeting, shall be prima facie evidence of the matters therein stated. Until the contrary is proved, every meeting in respect of which minutes have been made shall be taken to have been duly held and convened and all proceedings referred to in the minutes shall be deemed to have been duly passed.

10.10	Conduct of Meeting

The Chair of any meeting shall be a person appointed by all of the Partners. Meetings shall be conducted as required by this Agreement and as determined in the meeting where procedures are not prescribed herein. Representatives of the Auditor, and any advisor of a Partner or the Partnership may, with the approval of the Chair attend any meeting, address the meeting and move any resolution.

10.11	Resolutions Binding

Any Resolution passed in accordance with this Agreement shall be binding on all Partners and their respective successors and assigns, whether or not such Partner was present or represented by proxy at the meeting at which such resolution was passed.

ARTICLE 11

ACCOUNTING AND FINANCIAL INFORMATION

11.1	Books of Account

The Partnership shall keep and maintain full, complete and accurate books of account and records of the Partnership business. The records and books of account will be prepared in accordance with generally accepted accounting principles consistently applied as practised in the Province of British Columbia and, as determined by the Partners, on a cash or accrual basis. The Partnership will, at the principal office of the Partnership maintain the records and books of account for a minimum of six (6) years and will permit reasonable inspection and examination by a Partner or its agent duly appointed in writing and at the expense of the Partner during normal business hours.

11.2	Financial Information

The Partnership shall make reasonable efforts to deliver to each Partner within 120 days, but in no case not later than 150 days, following each fiscal year end of the Partnership an annual report containing annual financial statements of the Partnership for the fiscal year just ended with comparative financial statements for the immediately preceding fiscal year. The financial statements shall include a balance sheet, a statement of income, and a statement of changes in the Capital Accounts. The annual report shall also contain a report on allocations and distributions to Partners and other information material to the Partnership business.

11.3	Tax Reporting Information

Within 150 days after the end of each fiscal year of the Partnership the Partnership shall furnish to each Partner all necessary income tax reporting information including information as to the Income or Loss and credits and changes to the Capital Account allocated to such Partner in the fiscal year just ended.

ARTICLE 12

DISSOLUTION AND LIQUIDATION

12.1	Dissolution

The Partnership shall be dissolved in accordance with Section 2.5, but shall be dissolved earlier upon the happening of any of the following events:

(a)	by any event which makes it unlawful for the Partnership business to be continued; or

(b)	the passage of a Resolution approving the dissolution of the Partnership.

12.2	Continuity

Subject only to the provisions of the Partnership Act the Partnership shall not be dissolved or terminated by the resignation, removal, bankruptcy, insolvency, receivership, dissolution, liquidation or winding-up of any Partner, or by the admission of a new Partner having general liability, or by the amendment to any or all of the terms and conditions of the Agreement to facilitate the admission of a new Partner having general liability, or otherwise, or on the filing of a Certificate or amended Certificate.

12.3	Receiver

The Partners may by Resolution appoint an appropriate Person or party to serve as the receiver of the Partnership charged with the responsibility of liquidating the Partnership upon its dissolution. The receiver shall proceed diligently to wind up the business of the Partnership and to distribute the net proceeds from the sale of the Property thereof in accordance with Section 12.4. During the course of such liquidation the receiver shall operate the Property of the Partnership and in doing so shall be vested with all the powers and authority of the Partners in relation to the Partnership under the terms of this Agreement (other than with respect to the economic benefits derived therefrom). The receiver shall be paid its reasonable fees and disbursements incurred in carrying out its duties as such. The Partners will continue to share profits and losses during the period of liquidation in the same proportion as before the dissolution. The receiver has the full right and unlimited discretion to determine the time, manner and terms of any sale of the Property of the Partnership pursuant to the liquidation having regard to the activity and condition of the relevant market and general economic conditions.

12.4	Distribution on Liquidation

The receiver shall settle the Partnership accounts as expeditiously as possible and shall:

(a)	establish the value of the Property of the Partnership by way of a sale, liquidation or valuation;

(b)	pay or compromise the liabilities of the Partnership;

(c)	place in escrow a cash reserve fund for contingent liabilities in the amount determined by the receiver to be appropriate for such reserve fund, such fund to be held for such period as the receiver regards as reasonable and then to be distributed pursuant to Paragraph 12.4(d);

(d)	pay to the Partners the amount of any credit balance in their respective Capital Accounts pro rata in accordance with such credit balance by way of cash payment or transfer of an interest in and to the Property; and

(e)	pay the balance thereof to the Partners according to their respective entitlements by way of cash payment or transfer of an interest in and to the Property as determined in accordance with Article 7.

12.5	Statement

Within a reasonable time following the completion of the liquidation of the Partnership, the receiver will supply to each of the Partners a statement audited by the Auditor setting out the assets and liabilities of the Partnership as of the date of complete liquidation and the distribution to each Partner.

12.6	Cash Distribution

No Partner has the right to demand or receive property other than cash or to demand the return of its Capital Contribution to the Partnership upon dissolution and termination of the Partnership.

12.7	Termination

Upon the completion of the liquidation of the Partnership and the distribution of all of the Partnership funds, the Partnership terminates and has the authority to execute and record a certificate as well as the other documents required to effect the dissolution or termination of the Partnership.

ARTICLE 13

AMENDMENT

13.1	Amendments to Partnership Agreement

Except as otherwise provided by this Agreement and subject to this Article 13, no amendment to this Agreement shall be effective or binding upon the parties hereto unless the same shall have been agreed to by the Partners by Resolution.

13.2	Prohibited Amendments

Notwithstanding anything contained herein, no amendment shall be adopted pursuant to Article 13 of this Agreement and no other amendment shall be adopted if such amendment will change the Partnership to an association taxable as a corporation or change the liability of or reduce the interest of the Partners.

ARTICLE 14

MISCELLANEOUS

14.1	Notices

Any notice, demand, request, statement, direction or other evidence required or permitted to be given under this Agreement shall be in writing and shall be given by personal service, telecopy, or by registered mail, with postage fully prepaid, to be addressed to the Partnership at its principal office and to each Partner to the last address of such Partner as it known to the Partnership. Any such notice delivered personally or by telecopy shall be deemed to have been received by and given to the addressee on the first business day following the date of delivery. Any such notice mailed as aforesaid shall be deemed to have been received by and given to the addressee on the third business day following the date of mailing, except in the event of any disruption of postal service, in which event notice shall be delivered personally or given by telecopy.

14.2	Provisions Severable

Each provision of this Agreement shall be severable. If any provision hereof is illegal or invalid, such illegality or invalidity shall not affect the validity of the remainder of this Agreement.

14.3	Time

Time is of the essence of this Agreement.

14.4	Governing Law

This Agreement shall be construed and governed exclusively by the laws in force in British Columbia and the laws of Canada applicable therein, and the courts of British Columbia (and Supreme Court of Canada, if necessary) shall have exclusive jurisdiction to hear and determine all disputes arising hereunder. The parties irrevocably attorn to the jurisdiction of said courts and consent to the commencement of proceedings in such courts.

14.5	Further Assurances

Each of the Partners for its successors and assigns, hereby covenants and agrees that it shall from time to time and at such times as may be required, execute such further agreements, supplemental agreements, assurances of title and other documents and instruments as may be reasonably required and necessary to carry out the Partnership business and to give effect to the provisions of this Agreement.

14.6	Rights and Remedies

The rights and remedies set out in this Agreement are cumulative and the use of any one right or remedy by a party does not prejudice or waive the right to use another remedy. These rights and remedies are given in addition to any other rights the Partners may have by law, statute, ordinance or otherwise.

14.7	Successors and Assigns

This Agreement shall enure to the benefit of and be binding upon the parties hereto and their respective permitted successors and assigns.

ARTICLE 15

EXECUTION

15.1	Execution

IN WITNESS WHEREOF this Agreement is executed October 28, 2004

ANGIOTECH PHARMACEUTICALS, INC.

Per:	/s/ William L. Hunter
Authorized Signatory

William L. Hunter MD President & CEO
Name and Title

3091796 NOVA SCOTIA COMPANY

Per:	/s/ David M. Hall
Authorized Signatory

David M. Hall President
Name and Title

SCHEDULE “A”

LIST OF CAPITAL CONTRIBUTIONS

	Angiotech	NSCo
Cash, Short Term and Long Term Investments	$305,645,700	$10,000
1,000,000 Common Shares of Angiotech International Holdings, Inc.	$76,144,300	—
Oracle License	$1,200,000

TOTAL	$382,990,000	$10,000
Less Consideration	($382,000,000)	—

Capital Contribution	$990,000	$10,000

All amounts are in Canadian Dollars.

SCHEDULE “B”

UNIT CERTIFICATE

No.	PARTNERSHIP UNITS

PARTNERSHIP UNIT CERTIFICATE

ANGIOTECH INVESTMENT PARTNERSHIP

(a general partnership formed under the laws of the Province of British Columbia)

Subject to the provisions of the Partnership Agreement dated for reference October 28, 2004 as amended from time to time, the interest in the Angiotech Investment Partnership of the Partners is divided into an unlimited number of Partnership Units with a subscription price of $1 per Partnership Unit.

THIS IS TO CERTIFY that _______________________________

of __________________________________________________

is the owner of ________________________________________

Partnership Units in ANGIOTECH INVESTMENT PARTNERSHIP.

This Certificate and the Partnership Units represented hereby are held subject to the conditions and restrictions contained in the Angiotech Investment Partnership Agreement dated for reference October 28, 2004 (and as amended from time to time) and made and entered into between Angiotech Pharmaceuticals, Inc. and 3091796 Nova Scotia Company and those parties referred to as Partners therein.

DATED this              day of                     ,             .

ANGIOTECH INVESTMENT PARTNERSHIP

Per: